Rock Resources Inc.

#2120 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9

TEL: (604) 688-3304
FAX: (604) 682-6038
North American Toll Free: 1-888-ROCK-RES (762-5737)

E-mail: info@rockresources.com
Web site: http://www.rockresources.com

TSX RCK

02 NOV 21 AM 9:14

November 13, 2002

B.C. Securities Commission (via SEDAR)
12th Floor
701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

SUPPL

02055958

Dear Sirs:

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

RE: Form 27 (Material Change Report) Dated November 13, 2002
Pursuant to News Release Dated November 13, 2002

Enclosed please find Form 27 as noted above.

Yours truly,

Graeme Rowland

Graeme Rowland
President

Encl.

cc: TSX Venture Exchange (via SEDAR)
Securities & Exchange Commission (82-4504)

dlw 11/21

Form 27
Securities Act
MATERIAL CHANGE REPORT
Under Section 85(1) of the Act

Item 1 **Reporting Issuer**

ROCK RESOURCES INC.
Suite #2120 – 1500 West Hastings Street
Vancouver, B.C. V6E 2E9
Telephone: (604) 688-3304
Fax: (604) 682-6038

Item 2 **Date of Material Change**

November 13, 2002 - Vancouver, British Columbia

Item 3 **Press Release**

November 13, 2002

Item 4 **Summary of Material Change** Please see item 5 below for details.

Manaagement has renegotiated the terms of the private placement announced on October 28, 2002. A placement will be completed of up to 500,000 units at $1.00/unit, for gross proceeds of up to Cdn$500,000. Each unit will be comprised of ten common shares and a share purchase warrant entitling the purchaser to purchase three further shares at a price of Cdn$0.13 per share until April 30, 2003. The placement, as amended, remains subject to regulatory approval. A finder's fee may be payable in connection with this private placement.

Item 5 **Full Description of Material Change**

Private Placement: Management is pleased to report that the Company has re-negotiated the terms of the private placement announced on October 28, 2002. The $500,000 placement will now be completed as an equity financing comprised of up to 500,000 Units at $1.00/unit, for gross proceeds of up to Cdn$500,000. Each unit will be comprised of ten common shares and a Share Purchase Warrant which entitles the purchaser to purchase three further shares at a price of Cdn$0.13 per share until April 30, 2003. The proceeds of this financing will be used for general working capital, current obligations and development of mineral properties. The private placement, as amended, remains subject to regulatory approval. A finder's fee may be payable in connection with this private placement, in accordance with the policies of the TSX Venture Exchange.

On behalf of the Board of Directors:

"Graeme W. Rowland"

Graeme W. Rowland, President

Item 6 **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following:

Officer:	Graeme W. Rowland President
Telephone:	(604) 688-3304
Fax:	(604) 682-6038
Address:	Rock Resources Inc. Suite #2120 – 1055 West Hasting Street Vancouver, B.C. V6E 2E9

Item 9 **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

November 13, 2002
(date)

"Graeme W. Rowland"

(signature)

Graeme W. Rowland

(name)
President
(position)
Vancouver, B.C.

(place of declaration)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.